Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors
Carver Bancorp, Inc.:

We consent to the incorporation by reference in the Registration Statement (No. 333-152698) on Form S-8 and the Registration Statement (No. 333-177054) on Form S-1 of Carver Bancorp, Inc. of our report dated July 15, 2014 with respect to the consolidated statements of financial condition of Carver Bancorp, Inc. and subsidiaries as of March 31, 2014 and 2013, and the related consolidated statements of operations, comprehensive income (loss), changes in equity, and cash flows for each of the years in the three-year period ended March 31, 2014, which report appears in the March 31, 2014 annual report on Form 10-K of Carver Bancorp, Inc.

New York, New York
July 15, 2014